Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Vermilion Energy Trust Announces Successful Completion of Australian
           Drilling Program

           CALGARY, Dec. 19 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") (VET.UN - TSX) is pleased to announce that it has successfully drilled and completed two new 'attic oil' development wells in the Wandoo
Field offshore the northwest shelf of Australia. These wells have been tested at a combined rate in excess of 3,400 boe/d. The wells are currently producing
1,000 barrels per day each of clean oil (no water) with normal associated gas production. Vermilion's immediate plans are to produce these wells at reduced rates of approximately 500 - 1,000 boe/d per well in recognition of the current commodity price environment and to reduce the potential for water coning. Vermilion is encouraged by these results and will monitor the longer term performance of these wells to determine the potential for future attic oil infill opportunities
           Vermilion also drilled a vertical test well at Wandoo to determine the potential for unswept oil along the flank of the Wandoo field with positive results, indicating a thick oil column in one of the target zones. The test well was abandoned, but will provide valuable information that will assist in
Vermilion's plan to develop this flank oil.
           Vermilion expects to exit 2008 with net debt of approximately $250 million, an existing line of credit of $675 million and a strong portfolio of drilling and reservoir enhancement opportunities in all of its jurisdictions.
While we do not believe that the current weakness in commodity prices is sustainable over an extended period of time, Vermilion is well positioned to capitalize on these commodity markets and continues to seek attractive acquisition opportunities.

           Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions. Vermilion focuses on the development and optimization of mature producing properties in Western
Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects.
Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

           FORWARD-LOOKING INFORMATION

           This press release contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com
           Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

           %SEDAR: 00018945E          %CIK: 0001293135

           /For further information: Lorenzo Donadeo, President & CEO; Curtis W.
Hicks, EVP & CFO; and or Paul Beique, VP Capital Markets, 2800, 400 - 4th
Avenue S.W., Calgary, Alberta, T2P 0J4, TEL (403) 269-4884, FAX (403)
264-6306, TOLL FREE 1-866-895-8101, investor_relations(at)vermilionenergy.com,
www.vermilionenergy.com/
           (VET.UN.)

CO:  Vermilion Energy Trust

CNW 13:07e 19-DEC-08